UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  August 8, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                  Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: August 8, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Teck Resources Limited
Suite 3300
550 Burrard Street
Vancouver, BC
V6C 0B3

Item 2	Date of Material Change

July 30, 2012

Item 3	News Release

News releases were issued by Teck Resources Limited (“Teck”) on July 30, 2012 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On July 30, 2012, Teck announced that it had commenced an offering of senior notes and subsequently announced the pricing of such offering.  On July 30, 2012, Teck announced that it had issued a notice of redemption to redeem certain outstanding senior notes.

Item 5	Full Description of Material Change

On July 30, 2012, Teck announced that it had commenced an offering of senior notes and subsequently announced the pricing of such offering.  The offering of senior notes closed on August 8, 2012.  On July 30, 2012, Teck announced that it had issued a notice of redemption to redeem, on August 29, 2012 all of the approximately US$659.9 million principal amount of its outstanding 10.25% senior notes due 2016 (“2016 Notes).

The senior notes are guaranteed by Teck Metals Ltd. and rank pari passu with Teck’s other senior unsecured debt.  Teck intends to use the net proceeds, in addition to cash on hand, to fund the redemption of all of its outstanding 2016 Notes on August 29, 2012 and for general corporate purposes, including the retirement or redemption from time to time of additional indebtedness.  Teck currently expects that additional indebtedness to include all, or part of, amounts due on maturity of its 7.00% notes due September 2012 (“2012 Notes”) and amounts payable on redemption of all of its 10.75% senior notes due 2019 (“2019 Notes”), which Teck currently expects to redeem in the fourth quarter of 2012.  Net proceeds not used to retire or redeem indebtedness may be used for other general corporate purposes, including capital expenditures, share repurchases or as general working capital.  Approximately US$659.5 million of 2016 Notes, US$200 million of 2012 Notes and US$521.3 million of 2019 Notes are outstanding as of July 30, 2012.  Teck expects, based on interest rates as of July 30, 2012, to record an estimated net after-tax accounting charge of approximately US$202 million in the third quarter of 2012 in connection with the redemption of the 2016 notes.  The Bank of New York Mellon Trust Company, N.A., as trustee, has distributed the notice of redemption to registered holders of the 2016 notes.

Teck issued US$1.75 billion in aggregate principal amount of notes, consisting of US$500 million aggregate principal amount of 2.500% notes due 2018, US$750 million aggregate principal amount of 3.750% notes due 2023 and US$500 million aggregate principal amount of 5.400% notes due 2043.  The offered notes are unconditionally guaranteed on a senior unsecured basis by Teck Metals Ltd., a wholly owned subsidiary of Teck.  Teck received aggregate net proceeds of approximately US$1.727 billion from the offering, after deducting underwriting fees and estimated offering expenses.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Goldman, Sachs & Co., Morgan Stanley & Co. LLC and RBC Capital Markets, LLC acted as joint book-running managers for the offering.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Confidentiality is not requested.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Peter Rozee, Senior Vice President, Commercial and Legal Affairs of Teck Resources Limited at the above-mentioned address or by telephone at (604) 699-4076.

Item 9	Date of Report

August 8, 2012.

TECK RESOURCES LIMITED

By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary